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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


02007272

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53081

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/08/00 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Garban Giorgio Equity Trading LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

37 Brookside Drive
(No. and Street)

Greenwich	Connecticut	06830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph L. Fernandez — 201-369-5663
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name — *if individual, state last, first, middle name*)

1177 Avenue of the Americas	New York	New York	
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


4/1/2002

OATH OR AFFIRMATION

I, Joseph L. Fernandez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Garban Giorgio Equity Trading LLC, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

[signature]
Signature

Chief Financial Officer
Title

Roger C. Campbell
Notary Public

Roger C. Campbell
Attorney at Law of New Jersey
Statutory Authority
Oaths, Affirmations & Affidavits N.J.S.A. 41: 2-1
Acknowledgements of Deeds, etc. N.J.S.A. 46: 14-6 et seq

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Garban Giorgio Equity Trading LLC

Statement of Financial Condition

as of December 31, 2001



PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Members of
Garban Giorgio Equity Trading LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Garban Giorgio Equity Trading LLC (the "Company") at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2002

Garban Giorgio Equity Trading LLC
Statement of Financial Condition
December 31, 2001

Assets	
Cash and cash equivalents	$ 355
Receivable from brokers and dealers	10,245,559
Prepaid expense	27,076
	$ 10,272,990
Liabilities and Members' Equity	
Liabilities	
Accrued expenses and accounts payable	$ 50,024
Payable to affiliate	31,461
	81,485
Subordinated borrowings	4,550,000
Members' equity	5,641,505
	$ 10,272,990

The accompanying notes are an integral part of this statement of financial condition.

1. Organization

Garban Giorgio Equity Trading LLC (the "Company") is a Delaware limited liability company. The Company's Members are G&G Partners LLC and Garban Intercapital North America Inc. ("GINA"). The Company was organized on November 8, 2000 and became a registered broker dealer on July 17, 2001. GINA is a subsidiary of ICAP plc, a public company registered in the United Kingdom and engaged principally in money and securities broking throughout the world.

Upon formation of the Company, G&G Partners LLC contributed $450,000 for a 75% interest in the Company and advanced the Company the sum of $4,550,000 for which it received a non-interest bearing subordinated note. GINA contributed $150,000 and provided the Company a non-exclusive license to use the Garban name in exchange for a 25% interest in the Company. On December 28, 2001, G&G Partners LLC contributed an additional $5,000,000 in cash. GINA has an option for the period January 1, 2002 to January 1, 2003 to acquire an additional 10% interest in the Company and a second option on January 1, 2003 to acquire an additional 15% interest in the Company.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company did not engage in any securities operations during 2001. The Company commenced operations in January 2002, engaged in the brokering of listed and over-the-counter equity securities, and is designated as a Level 3 NASDAQ Market Maker.

Prior to the Company's commencement of operations, certain employees of the Company were performing brokering and trading functions for Garban Corporates LLC ("Garban Corporates"). The Company entered into an agreement with Garban Corporates that provided for an unconditional guarantee of $4,500,000 to indemnify Garban Corporates for losses as defined in the Guarantee arising from the trading activities engaged in by employees of the Company during the period they performed brokering and trading functions for Garban Corporates. Although the agreement terminated upon the cessation of trading activities under Garban Corporates and the commencement of trading activities by the Company in January 2002, the Company remains liable for any losses arising from actions of its employees while performing brokering and trading functions for Garban Corporates.

The Company acts as an introducing broker and clears all of its transactions through its clearing broker-dealer on a fully disclosed basis. The Company does not carry customer accounts and does not receive or hold customer funds.

2. Summary of Significant Accounting Policies

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash and cash equivalents include highly liquid instruments, with original maturities of less than ninety days that are not held in the ordinary course of business.

All financial assets and financial liabilities, except for the subordinated borrowings, are stated at amounts which approximate fair value. It was not practicable to determine the fair value of the subordinated borrowings as market prices or current rates were not readily available for similar notes.

3. Receivable from Brokers and Dealers

Receivable from brokers and dealers consists of an interest bearing cash deposit in the Company's proprietary investment account at its clearing broker.

4. Subordinated Borrowings

The subordinated non-interest bearing borrowings of $4,550,000 are due July 31, 2004.

The subordinated borrowings are with a Member of the Company and are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

5. Allocations and Distributions

For the purpose of maintaining capital accounts, after giving effect to Special Allocations as defined in the Operating Agreement, profits and losses shall be allocated each fiscal year among the Members in accordance with their Relevant Proportion as defined in the Operating Agreement.

All distributions pursuant to the Operating Agreement shall be at such times and in such amounts as shall be determined by unanimous vote of the Board of Directors; provided that, unless the Members agree otherwise, in respect of each fiscal year, a dividend will be declared equaling not less than 70% of the net profits, as defined by the Operating Agreement, of the Company available for distribution.

In the event of a liquidation of the Company Members would receive distributions in proportion to their capital accounts in relation to the Company's total capital.

6. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 for the first year of operations. At December 31, 2001, the Company had net capital of approximately $5,654,422, which was approximately $5,554,422 in excess of its required net capital of $100,000. The company's ratio of aggregate indebtedness to net capital was 0.01 to 1.

The Company claims exemption from the provisions of the SEC's Rule 15c3-3 pursuant to paragraph (k)(2)(ii) as it clears its customer transactions through its clearing broker on a fully disclosed basis.

7. Transactions With Affiliates

Under a Service Agreement between GINA and the Company, GINA provides the Company certain administrative and compliance services in exchange for service fees as defined in the Service Agreement. There were no payments due under this arrangement for period November 8, 2000 (date of inception) to December 31, 2001.

8. Commitments

The Company is obligated under a lease commitment for its Massachusetts office space, which expires on July 31, 2002. The aggregate minimum rental commitments under this lease through July 31, 2002 are $4,956.

The Company expects to renew this lease for an additional two year term at an annual rental commitment of the following:

2002	$ 4,000
2003	9,850
2004	5,950
	$ 19,800

The Company occupies space in Connecticut owned by a Partner of one of the Company's Members under a month-to-month arrangement. The monthly rent is $11,800.